24 March 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 196,000 RELX PLC ordinary shares at a price of 1279.7978p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 72,686,880 ordinary shares in treasury, and has 1,103,888,907 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 8,807,100 shares.

RELX NV announces that today, it purchased (through UBS Limited) 174,500 RELX NV ordinary shares at a price of €15.2661 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 64,953,594 ordinary shares in treasury, and has 983,788,918 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 7,840,200 shares.